SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 18, 2003

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...... Form 40-F...X......

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes......... No ...X......

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2003

Microcell Telecommunications Inc.

(Signed) Jocelyn Cote
______________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.
  800 de La Gauchetiere Street West
  Suite 4000
  Montreal, Quebec
  H5A 1K3

  Date of Material Change

  March 18, 2003

  Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on March 18, 2003. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced on March 18, 2003 that it received, at a hearing held that today, a sanction order from the Superior Court of the Province of Quebec (the "Court") approving its Plan of Reorganization and of Compromise and Arrangement (the "Plan"). The Court found that the Plan is fair, reasonable, and in the best interests of the secured and affected unsecured creditors, and the shareholders of Microcell.

  Full Description of Material Change

  Microcell announced on March 18, 2003 that it received, at a hearing held that today, a sanction order from the Court approving its Plan. The Plan provides for a comprehensive recapitalization of Microcell that significantly reduces the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by a range of approximately C$160 million to C$200 million. The Court found that the Plan is fair, reasonable, and in the best interests of the secured and affected unsecured creditors, and the shareholders of Microcell.

  At the creditors' meetings on March 17, 2003, 98% of the secured creditors and 100% of the affected unsecured creditors who voted either in person or by proxy approved the Plan, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted.

  Pursuant to the Court order, once the Plan becomes effective, the Company's new board of directors will consist of:

    Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc.
    Andre Bureau, Chairman of Astral Media Inc.
    James Continenza, President and Chief Executive Officer of Teligent
    Christian Dube, Senior Vice-President and Chief Financial Officer of Domtar Inc.
    Gary Goertz, former Chief Financial Officer and Executive Vice-President of MDS Inc.
    Robert Latham, RFL Consulting and former Chief Executive Officer of Axxent Inc.
    Paul McFarlane, retired Senior Vice-President, CIBC Special Loans
    Berl Nadler, partner with Davies Ward Philips and Vineberg LLP
    Steven D. Scheiwe, President of Ontrac Advisors, Inc.
    Charles Sirois, Chairman and President of Telesystem Ltd.
    Lorie Waisberg, former partner with Goodmans, LLP and retired Executive Vice-President, Finance and Administration and Director of Co-Steel Inc.

Having received the necessary creditor and Court approvals, the Company expects that the effective date for implementation of the Plan will occur by the end of April 2003, subject to receipt of all necessary regulatory and stock exchange approvals. The record date for secured creditors, affected unsecured creditors, and shareholders to receive a distribution under the Plan will be the effective date for implementation of the Plan. The Company intends to publicly announce the effective date of the Plan at least three days in advance.

The decision of the Court ordered and declared that the Filing Entities (as this term is defined in the Plan) are exempted from obtaining a formal valuation of the securities to be issued to Affected Creditors (as this term is defined in the Plan) and Existing Shareholders (as this term is defined in the Plan) under the Plan and from obtaining minority approval of the Plan pursuant to the applicable rules and policies under the securities laws of Ontario and Quebec, in accordance with, inter alia, paragraphs 5.6(7) and 5.8(4) of Policy Statement Q-27 – Protection of Minority Securityholders in the Course of Certain Transactions of the Commission des valeurs mobilieres du Quebec as well as sections 5.6(7)(a) and 5.8(4) of Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the Ontario Securities Commission;
  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

SIGNED the 25th day of March, 2003 at Montreal, Quebec

(Signed) Jocelyn Cote
______________________________________
Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report dated March 18, 2003

News Release

For immediate release

MICROCELL'S RECAPITALIZATION PLAN APPROVED BY COURT

Company expects effective date for implementation of the Plan to occur by the end of April

Montreal, March 18, 2003—Microcell Telecommunications Inc. (TSX: MTI.B) today announced that it received, at a hearing held earlier today, a sanction order from the Superior Court of the Province of Quebec approving its Plan of Reorganization and of Compromise and Arrangement (the "Plan"). The Plan provides for a comprehensive recapitalization of Microcell that significantly reduces the Company's debt obligations by approximately C$1.7 billion and its annual interest obligations by a range of approximately C$160 million to C$200 million. The Court found that the Plan is fair, reasonable, and in the best interests of the secured and affected unsecured creditors, and the shareholders of Microcell.

At the creditors' meetings on March 17, 2003, 98% of the secured creditors and 100% of the affected unsecured creditors who voted either in person or by proxy approved the Plan, representing 93% and 100%, respectively, of the total value of the secured claims and affected unsecured claims that were voted.

"We are now in the final stretch of our recapitalization process," said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "Throughout this process, particularly during the fourth quarter, we consciously constrained our growth in an effort to preserve liquidity. With effective implementation of the Plan, the Company will emerge financially stronger—poised to re-establish its market presence and to pursue growth opportunities. The result of these efforts should begin to materialize in the second half of the year."

Pursuant to the Court order, once the Plan becomes effective, the Company's new board of directors will consist of:

  Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc.
  Andre Bureau, Chairman of Astral Media Inc.
  James Continenza, President and Chief Executive Officer of Teligent
  Christian Dube, Senior Vice-President and Chief Financial Officer of Domtar Inc.
  Gary Goertz, former Chief Financial Officer and Executive Vice-President of MDS Inc.
  Robert Latham, RFL Consulting and former Chief Executive Officer of Axxent Inc.
  Paul McFarlane, retired Senior Vice-President, CIBC Special Loans
  Berl Nadler, partner with Davies Ward Philips and Vineberg LLP
  Steven D. Scheiwe, President of Ontrac Advisors, Inc.
  Charles Sirois, Chairman and President of Telesystem Ltd.
  Lorie Waisberg, former partner with Goodmans, LLP and retired Executive Vice-President, Finance and Administration and Director of Co-Steel Inc.

Having received the necessary creditor and Court approvals, the Company expects that the effective date for implementation of the Plan will occur by the end of April 2003, subject to receipt of all necessary regulatory and stock exchange approvals. The record date for secured creditors, affected unsecured creditors, and shareholders to receive a distribution under the Plan will be the effective date for implementation of the Plan. The Company intends to publicly announce the effective date of the Plan at least three days in advance.

The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance will be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's recent filings with the securities commissions in Canada and the United States and SEDAR.

About the Company

Microcell Telecommunications Inc. is a provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to approximately 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca